Mail Stop 3561

March 6, 2006

David G. Barnes
Chief Financial Officer
RadioShack Corporation
300 RadioShack Circle
Ft. Worth, TX 76102

Re: RadioShack Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2004
        Forms 10-Q for Fiscal Quarter Ended September 30, 2005
        File No. 1-5571

Dear Mr. Barnes:

        We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        Michael Moran
        Branch Chief